Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

FOR IMMEDIATE RELEASE

Boston Scientific Comments on Guidant’s Announcement

Natick, MA (December 7, 2005) – Boston Scientific Corporation (NYSE: BSX) today issued the following statement in response to the announcement by the Guidant Board of Directors that it has determined to provide information to Boston Scientific and enter into discussions with Boston Scientific regarding its recent proposal.

“Boston Scientific is pleased that Guidant’s Board has determined that our proposal is reasonably likely to lead to a superior proposal and we are ready to begin confirmatory due diligence immediately. We expect to be in a position to sign a definitive merger agreement by the end of December and we look forward to closing the transaction in the first quarter of 2006. The combination of Guidant and Boston Scientific will create the world’s leading cardiovascular device company, accelerating diversification and growth.  We are offering superior value to Guidant shareholders and we believe our proposal represents strong upside potential for shareholders of both Guidant and Boston Scientific.”

Boston Scientific Corporation

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

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Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific.  Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment.  Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and securityholders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the securityholders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.

Contacts

Milan Kofol (508-650-8569)

Investor Relations, Boston Scientific Corporation

Paul Donovan (508-650-8541)

Media Relations, Boston Scientific Corporation

Andrew Brimmer / Steve Frankel (212-355-4449)

Joele Frank, Wilkinson Brimmer Katcher

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